Mail Stop 3561

June 19, 2008

Mr. Xiaojing Yu
Chief Executive Officer
China Shen Zhou Mining & Resources, Inc.
No. 166 Fushi Road Zeyang Tower, Suite 305
Shijingshan District, Beijing, China 100043

> **Re: China Shen Zhou Mining & Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2006**
> **File No. 001-33929**

Dear Mr. Yu:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Jiannan Zhang Esq.
Cadwalader, Wickersham & Taft, LLP